Friday, 25 July, 2014

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549—7010

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel +27 11 562-9700

Fax +27 11 562-9838

www.goldfields.co.za

By Facsimile and EDGAR

Dear Ms. Jenkins,

Re:	Gold Fields Limited
Form 20-F for the year ended December 31, 2013
Filed on April 25, 2014
File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated July 21, 2014 setting forth the comments of the (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2013 Form 20-F”) of Gold Fields Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 26. Geographical and Segment Information, page F-67

1	We read your response to prior comment 6. The amounts presented in the company total columns for the operating profit and net operating profit/(loss) line items do not appear to represent operating profit under GAAP. In future filings, please revise the titles used for these line items accordingly, so they are not confusingly similar to GAAP titles. The revised titles chosen for each of these two line items should also clearly distinguish between the two line items. For example, one line item could be called adjusted operating profit before amortization and depreciation and the other could be called adjusted operating profit. Please provide us your proposed disclosures.

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠, R P Menell, D N Murray, D M J Ncube, G M Wilson

†British, ≠Canadian, #Ghanaian, ** Executive Director

Company Secretary: TL Harmse

Response

The Company acknowledges the Staff’s comment. The Company will revise future filings by amending the titles used in Note 26. The Company respectfully submits that the revised titles chosen for operating profit and net operating profit will be “adjusted operating profit before amortization and depreciation” and “adjusted operating profit”, respectively.

Notes to the Consolidated Financial Statements

Note 26. Geographical and Segment Information, page F-67

2	We read your response to prior comment 7. In future filings, please also discuss in management’s discussion and analysis the business reasons for changes between periods in the operating results for each of your reportable segments utilizing the segment operating results presented in your segment footnote. Please provide us your proposed disclosures.

Response

The Company acknowledges the Staff’s comment. The Company will revise in future filings the management’s discussion and analysis on production costs, including operating costs and gold inventory change, and amortization and depreciation by providing the following proposed additional information:

Production costs

Production costs decreased by U.S.$42.7 million, or 2.3%, from U.S.$1,862.6 million in fiscal 2012 to U.S.$1,819.9 million in fiscal 2013. Production costs in the consolidated statement of operations comprise mainly operating costs and gold inventory change.

The figures above represent U.S. GAAP production costs. However, the Company prepares its financial records in accordance with IFRS and such IFRS information by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the discussion that follows per segment on operating costs and gold inventory change focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

Operating costs

Operating costs increased marginally from U.S.$1,673.8 million in fiscal 2012 to U.S.$1,678.7 million in fiscal 2013.

At the South Deep operation in South Africa, operating costs increased by 6.2% from U.S.$302.9 million fiscal 2012 to U.S.$321.8 million in fiscal 2013. This increase was mainly due to the increase in production, additional staff, annual wage increases, an increase in electricity tariffs, an increase in de-stress development and an increase in maintenance costs.

At Tarkwa, operating costs decreased by 4.2% from U.S.$494.4 million to U.S.$473.7 million and at Damang, operating costs decreased by 4.5% from U.S.$179.1 million to U.S.$171.1 million. These decreases were mainly due to decreased power costs and business process re-engineering at both operations partially offset by normal inflationary increases and annual wage increases.

At the Australian operations, operating costs increased by 4.7% from U.S.$526.1 million in fiscal 2012 to US$550.8 million in fiscal 2013. At St Ives, operating costs decreased by 8.6% from U.S.$378.0 million to U.S.$345.5 million. This decrease was mainly due to a decrease in open pit tonnes mined and processed and the cessation of the heap leach operations at the end of fiscal 2012, partially offset by an increase in underground tonnes mined and processed. At Agnew, operating costs decreased by 8.8% from U.S.$148.1 million to U.S.$135.0 million. This decrease was mainly due to cost saving initiatives arising from mining only the Kim ore body (Main Lode was closed during fiscal 2012), partly offset by the inclusion of Lawlers (U.S.$20.0 million). Operating costs at Darlot and Granny Smith were U.S.$21.6 million and U.S.$48.8 million in fiscal 2013, respectively, and nil in fiscal 2012 as the operations were acquired in fiscal 2013.

At the Cerro Corona operation in Peru, operating costs decreased by 5.9% from U.S.$171.4 million in fiscal 2012 to U.S.$161.3 million in fiscal 2013, mainly due to a decrease in workers statutory participation in profits.

Gold inventory change

The gold inventory credit decreased by 46.4% from U.S.$22.0 million in fiscal 2012 to U.S.$11.8 million in fiscal 2013.

At Tarkwa, the gold inventory credit of U.S.$24.8 million in fiscal 2012 compared with a debit of U.S.$30.8 million in fiscal 2013. The U.S.$30.8 million charge in fiscal 2013 was due to a draw-down of inventory. The U.S.$24.8 million credit in fiscal 2012 was due to a revaluation of inventory during the year.

At Damang, the gold inventory credit increased from U.S.$3.6 million in fiscal 2012 to U.S.$11.1 million in fiscal 2013, both credits due to increases in stockpiles.

At St Ives, the charge of U.S.$14.7 million in fiscal 2012 compared with a credit to costs of U.S.$8.8 million in fiscal 2013. The credit in fiscal 2013 was as a result of a build-up in run-of-mine stockpiles. The charge in fiscal 2012 was as a result of a strategic decision to process stockpiles built-up from the open pits in prior periods while implementing owner mining at the open pits.

At Agnew, the gold inventory charge of U.S.$2.6 million in fiscal 2012 compared with U.S.$1.2 million in fiscal 2013, both charges to cost due to processing of the Songvang open pit stockpile that was built-up in 2011. The charge in fiscal 2013 was partially offset by the addition of the Lawlers stockpiles.

Gold inventory credits at Darlot and Granny Smith in fiscal 2013 were U.S.$1.3 million and U.S.$3.7 million in fiscal 2013, respectively, and nil in fiscal 2012 as the operations were acquired in fiscal 2013.

At Cerro Corona, the gold inventory credit increased from U.S.$11.0 million in fiscal 2012 to U.S.$18.8 million in fiscal 2013, both credits due to a build-up of sulphide inventory during the year.

Amortization and depreciation

Depreciation and amortization charges increased by U.S.$142.7 million, or 33.5%, from U.S.$425.8 million in fiscal 2012 to U.S.$568.5 million in fiscal 2013. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

The figures above represent U.S. GAAP amortization and depreciation charge. However, the Company prepares its financial records in accordance with IFRS and such IFRS information by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. Therefore, the discussion that follows per segment on amortization and depreciation focuses on such IFRS information which agrees to the geographical and segment information included in Note 26 to the consolidated financial statements.

Amortization and depreciation increased by 22.4%, from U.S.$499.2 million to U.S.$610.9 million in 2013.

In South Africa, amortization at South Deep increased by 20.0% from U.S.$82.4 million in 2012 to U.S.$98.9 million in 2013 mainly due to additions to property, plant and equipment and increased production which is used in the calculation of amortization.

At the West African operations, amortization increased by 13.5% from U.S.$148.2 million in 2012 to U.S.$168.2 million in 2013. Tarkwa increased by 9.7% from U.S.$125.4 million to U.S.$137.6 million due to additions to property, plant and equipment and the accelerated depreciation of the North heap leach assets during 2013. Damang increased by 34.2% from U.S.$22.8 million to U.S.$30.6 million due to additions to property, plant and equipment capitalized and increased machine hours of existing assets.

At the Australian operations, amortization increased by 35.5% from U.S.$214.1 million in 2012 to U.S.$290.0 million in 2013. At St Ives, amortization increased by 21.1% from U.S.$160.4 million to U.S.$194.3 million in 2013 due to a 20% increase in more expensive ounces mined underground and a move from the Leviathan pit, which had been fully amortized in earlier years, to new pits in 2013 with deeper cover and higher amortization charges. Agnew increased by 32.4% from U.S.$53.7 million to U.S.$71.1 million mainly due to the inclusion of Lawlers (U.S.$10.0 million). Amortization at Darlot and Granny Smith was U.S.$3.6 million and U.S.$21.0 million in fiscal 2013, respectively, and nil in fiscal 2012 as the operations were acquired in fiscal 2013.

In South America, amortization at Cerro Corona remained constant at U.S.$48.8 million.

Notes to the Consolidated Financial Statements

Note 26. Geographical and Segment Information, page F-67

3	Please either submit on EDGAR the additional information you provided us under separate cover in response to our prior comments 6 and 7 or submit a request for Rule 83 treatment, if appropriate.

Response

The Company acknowledges the Staff’s comment. The Company has submitted a request for confidential treatment in hard copy, paper format in accordance with Rule 83.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 562 9796 or via e-mail at pauls@goldfields.co.za.

Sincerely

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Rufus Decker, Securities and Exchange Commission
Suying Li, Securities and Exchange Commission
Taryn Harmse, Gold Fields Limited
Thomas B. Shropshire, Jr., Linklaters LLP